Filed pursuant to Rule 424(b)(3)
Registration No. 333-264346
PROSPECTUS SUPPLEMENT NO. 2
(to Prospectus dated April 26, 2022)

Proterra Inc
125,389,111 Shares of Common Stock
26,317,092 Shares of Common Stock Underlying Warrants and Convertible Notes
This prospectus supplement supplements the prospectus dated April 26, 2022, as supplemented by Prospectus Supplement No. 1, dated May 6, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (File No. 333-264346). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Item 5.07 from our current report on Form 8-K, filed with the Securities and Exchange Commission on June 2, 2022 (the “Current Report”). Accordingly, we have attached the information contained in Item 5.07 from the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of up to 125,389,111 shares of common stock, par value $0.0001 per share (“common stock”), consisting of (i) up to 16,334,868 shares of common stock issued in a private placement of 41,500,000 shares of common stock pursuant to subscription agreements entered into on January 11, 2021; (ii) up to 1,904,692 shares of common stock held by ArcLight CTC Holdings, L.P.; and (iii) up to 107,149,551 shares of common stock issued or issuable to certain former stockholders and other security holders of Legacy Proterra (the “Legacy Proterra Holders”) in connection with or as a result of the consummation of the Business Combination, consisting of (a) up to 56,766,043 shares of common stock; (b) up to 26,316,200 shares of common stock (the “Note Shares”) issuable upon the conversion of outstanding convertible promissory notes (the “Convertible Notes”); (c) up to 892 shares of common stock issuable upon the exercise of certain warrants (the “Legacy Proterra warrants”); (d) 11,171,287 shares of common stock issued or issuable upon the exercise of certain equity awards; and (e) up to 12,895,129 shares of common stock (“Earnout Shares”), comprising both Earnout Shares that were issued to certain Legacy Proterra Holders in July 2021 and Earnout Shares that certain Legacy Proterra Holders have the contingent right to receive upon the achievement of certain stock price-based vesting conditions.
In addition, the Prospectus and this prospectus supplement relate to the offer and sale of (i) up to 892 shares of common stock issuable by us upon exercise of the Legacy Proterra warrants that were previously registered, and (ii) up to 26,316,200 Note Shares issuable by us upon conversion of the Convertible Notes, certain of which were previously registered. The number of shares issuable upon conversion of Convertible Notes is calculated assuming that the Convertible Notes convert pursuant to their mandatory conversion terms on December 31, 2022. The actual number of shares issued upon conversion will depend on the actual date of conversion.
Our common stock is listed on the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “PTRA.” On June 1, 2022, the last reported sale price of our common stock was $6.36 per share.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our common stock involves risks. See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our common stock.
The registration statement to which the Prospectus and this prospectus supplement relates registers the resale of a substantial number of shares of our common stock by the Selling Securityholders. Sales in the public market of a large number of shares, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is June 2, 2022

Item 5.07 Submission of Matters to a Vote of Security Holders.

On May 26, 2022, Proterra Inc (the “Company”) held its 2022 Annual Meeting of Stockholders virtually via audio webcast (the “Annual Meeting”). The Company’s stockholders voted on three proposals at the Annual Meeting, each of which is described in more detail in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on April 13, 2022 (the “Proxy Statement”). There were 158,980,292 shares of common stock present at the Annual Meeting, which constituted a quorum for the transaction of business.

At the Annual Meeting, the Company’s stockholders voted on the following proposals:

1.To elect Mary Louise Krakauer, Roger M. Nielsen and Jeannine P. Sargent as Class I directors to serve until the 2025 Annual Meeting of Stockholders;

2.To vote, on an advisory basis, on the frequency of holding an advisory vote on the Company’s named executive officer compensation; and

3.To ratify the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022.

The final results for each of these proposals are as follows:

Proposal 1: Election of Directors.

Nominee	Votes For	Votes Withheld	Broker Non-Votes
Mary Louise Krakauer	115,777,672	646,470	42,556,150
Roger M. Nielsen	115,816,156	607,986	42,556,150
Jeanine P. Sargent	94,171,908	22,252,234	42,556,150

Mary Louise Krakauer, Roger M. Nielsen and Jeannine P. Sargent were elected as Class I directors to serve until the 2025 Annual Meeting of Stockholders.

Proposal 2: Advisory Vote on the Frequency of Future Advisory Votes on the Compensation of the Company’s Named Executive Officers.

1 Year	2 Years	3 Years	Abstentions	Broker Non-Votes
111,445,162	1,652,080	2,858,424	468,476	42,556,150

The stockholders approved, on an advisory basis, the holding of an advisory vote on the Company’s named executive officer compensation on an annual basis.

Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm.

Votes For	Votes Against	Abstentions	Broker Non-Votes
157,634,474	1,181,337	164,481	0

The stockholders ratified the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022. There were no broker non-votes on this matter.